
02040425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


JUN 28 2002

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________.

Commission file number 001-13255

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOLUTIA INC.
575 Maryville Centre Drive
St. Louis, Missouri 63141


PROCESSED
JUL 09 2002
THOMSON
FINANCIAL

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended December 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Solutia Inc. Pension and Savings Funds Committee and
Participants of Solutia Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Solutia Inc. Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

St. Louis, Missouri
June 7, 2002

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedules

Table of Contents

There were no leases in default or classified as uncollectible (Schedule G, Part II), and no loans or fixed income obligations in default or classified as uncollectible (Schedule G, Part 1) at December 31, 2001, which require disclosure. Additionally, there were no nonexempt transactions (Schedule G, Part III) within the plan year ended December 31, 2001, which require separate disclosure.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000
(Dollars in Thousands)

	2001	2000
Assets:		
Investments (See Note 4)	$ 1,174,156	$ 1,317,305
Cash	—	170
Receivables:		
Contributions	9,486	1,443
Interest & Dividends	1,053	2,751
Due from Broker for Securities Sold	440	1,425
Total Receivables	10,979	5,619
Total Assets	1,185,135	1,323,094
Liabilities:		
ESOP Debt	2,227	9,504
Due to Broker for Securities Purchased	3,210	5,581
Other Liabilities	2,868	1,697
Total Liabilities	8,305	16,782
Net Assets Available for Benefits	$ 1,176,830	$ 1,306,312

See accompanying Notes to Financial Statements.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001
(Dollars in Thousands)

	2001
Additions:	
Additions to net assets attributed to:	
Investment income (loss):	
Net depreciation in fair value of investments (see Note 4)	$ (102,726)
Interest	31,559
Dividends	7,325
Total investment loss	(63,842)
Contributions:	
Participant	33,817
Employer	7,471
Rollovers	51,661
Total contributions	92,949
Total additions	29,107
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	(153,603)
ESOP Interest Expense	(618)
Administrative expenses	(4,368)
Total deductions	(158,589)
Net decrease	(129,482)
Net assets available for benefits:	
Beginning of year	1,306,312
End of year	$ 1,176,830

See accompanying Notes to Financial Statements.

(Continued)

(Dollars in thousands, except share data)

1. Description of Plan

The following description of the Solutia Inc. Savings and Investment Plan (the Plan or SIP) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Employees of Solutia Inc. (the "Company" or "Solutia"), the Plan Sponsor, are eligible to participate in the Plan on the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Solutia is an international producer and marketer of a range of high-performance chemical-based materials that are used by its customers to make consumer, household, automotive, pharmaceutical and industrial products. Prior to September 1, 1997, the businesses that formed Solutia were wholly owned by Monsanto Company ("Monsanto"). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto stockholders (the "spinoff"). The distribution resulted in the issuance of one share of the Company's common stock for every five shares of Monsanto common stock held of record as of August 20, 1997.

Effective March 31, 2000, Monsanto merged with Pharmacia & Upjohn. Shares of Monsanto stock held in SIP were converted to shares in the new company (Pharmacia Corporation) on a one-for-one basis.

On September 29, 2000, the Plan transferred $35,959 in Plan assets to the Monsanto Company Savings and Investment Plan in connection with the transfer by the Company to Pharmacia Company of a joint venture interest and the related transfer of employees.

Employee Contributions

The Plan provides for voluntary participant contributions ranging from 1% to 16% of an employee's eligible pay on a before-tax or after-tax basis. Contributions may be made entirely before-tax, entirely after-tax or a combination of both, subject to Internal Revenue Service discrimination tests.

Employer Contributions
Employee contributions to the Plan generally are matched 60% by the Company, up to a maximum of 8% of eligible pay. Employer contributions and related earnings are invested solely in Solutia common stock. In part, this is accomplished through an Employee Stock Ownership Plan (ESOP) feature (see Note 3).

Active participants who are at least age 50 and are fully vested and former participants either in deferral status or receiving installment payments may elect to sell part or all of their Solutia Company Match Account in the Solutia Employer Stock Fund and invest the proceeds in the other available funds.

Investment Options
Participant contributions to the Plan may be invested in 1% increments in the Fixed Income Fund, the Balanced Fund, the Growth and Income Equity Fund, the International Equity Fund, the U.S. Equity Index Fund, and the Solutia Employee Stock Fund (election cannot exceed 30% of before-tax and after-tax contributions). The investment funds are described below.

Participants also have the option to invest in asset allocation funds that invest proportionately in the U.S. Equity Index Fund, the Balanced Fund, the Growth and Income Equity Fund, the Fixed Income Fund and the International Equity Fund. Investment proportions are determined by the pension committee. The asset allocation fund options are the Conservative Portfolio Fund, the Moderate Portfolio Fund, the Moderately Aggressive Portfolio Fund and the Aggressive Portfolio Fund.

The following investment options are available to participants:

Fixed Income Fund - This fund invests in cash and investment contracts issued by several insurance companies.

Balanced Fund - This fund invests in both fixed income and equity investments and is managed by the Dodge & Cox investment advisory firm.

U.S. Equity Index Fund - This fund invests entirely in stocks to approximate the performance of the S&P 500 Composite Stock Index. The fund is managed by Mellon Capital Management.

Growth & Income Equity Fund - This fund invests in equity securities and is managed by Equinox Capital Management, Lincoln Capital Management, RCM Capital Management, Alliance Capital and Invesco.

(Continued)

International Equity Fund - This fund invests in the Capital Guardian International Fund which invests in a diversified portfolio of stocks of established companies in developed countries outside the U.S., along with managed exposure to investments in emerging markets.

Solutia Employee Stock Fund - This fund invests primarily in Solutia common stock but may hold small amounts of cash.

Conservative Portfolio - This portfolio invests in the Fixed Income Fund, the Balanced Fund, and the U.S. Equity Index Fund.

Moderate Portfolio - This portfolio invests in the Fixed Income Fund, Balanced Fund, Growth & Income Equity Fund, and the U.S. Equity Index Fund.

Moderately Aggressive Portfolio - This portfolio invests in the U.S. Equity Index Fund, the Fixed Income Fund, the International Fund, and the Growth & Income Equity Fund.

Aggressive Portfolio - This portfolio invests in the U.S. Equity Index Fund, the International Equity Fund, and the Growth & Income Equity Fund.

Participants may change the amounts of their contributions and transfer their contributions among the investment options. There are two limitations on transferring existing balances among the investment options: (1) A participant may transfer amounts into the Solutia Employee Stock Fund only to the extent that the total balance of this fund does not exceed 30% of the participant's total investment elections. (2) A participant may transfer amounts out of the Non-Employer Stock Fund but cannot transfer amounts into the Non-Employer Stock Fund. Participants with a Company Match Account in the Non-Employer Stock Fund may elect to sell part or all of such account and invest the proceeds in the other available funds. Only contributions invested in the Non-Employer Stock Fund before September 1, 1997 can continue to be invested in the Non-Employer Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions, and Plan earnings (net of Plan expenses). The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(Continued)

(Dollars in thousands, except share data)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contributions after three years of service.

Participant Loans

Participants who are active employees may obtain loans from their accounts. These participants may have no more than two loans outstanding at any time. Loans are limited to 50% of the total vested account balance (including Company Match Account), but not more than $50 minus the highest outstanding loan balance during the previous 12 months and bear interest at rates that range from 6.00% to 9.50%, which are commensurate with the prime rate as determined on a quarterly basis. The minimum loan is $0.50 and the maximum loan repayment term is five years.

Plan Administration

The Plan is administered by the Employee Benefits Plans Committee appointed by the Company and consists of at least three members. The cost of plan administration is borne partially by Plan participants and partially by Solutia. The trustee of the Plan is The Northern Trust Company, and the recordkeeper of the plan is Hewitt Associates.

Payment of Benefits

Participants may elect to make contributions from gross pay before most income taxes are deducted. Before-tax contributions generally cannot be withdrawn by the participants until age 59-1/2, retirement, disability, death or termination of employment. A participant will pay taxes on the contributions and earnings on those contributions when distributed. After-tax contributions are made from participants' pay after income taxes are deducted. Participants may withdraw after-tax employee contributions and earnings with no penalty at any age. Upon completing five years of Plan participation, a participant may withdraw all Employer matching contributions. A participant who has less than five years of Plan participation cannot withdraw Employer matching contributions received during the last 24 months and Employer matching contributions that are not vested.

Forfeited Accounts

At December 31, 2001 and 2000, forfeited non-vested accounts totaled approximately $269 and $111, respectively. These accounts are available to reduce future employer contributions or pay plan expenses.

(Continued)

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Fixed income fund investments in guaranteed investment contracts, issued by insurance companies, are valued at contract value plus accrued interest. Investments other than guaranteed investment contracts are stated at fair values, which are generally determined by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using the average cost method.

Payment of Benefits
Benefit payments are recorded when paid.

Reclassifications
Certain 2000 amounts have been reclassified to conform to 2001 presentation.

3. Employee Stock Ownership Plan

In 1991, in connection with the establishment of an ESOP, the Monsanto Savings and Investment Plan issued $100,000 in amortizing notes and $100,000 in amortizing debentures, both guaranteed by Monsanto Company, and borrowed $50,000 from Monsanto Company. In January 1992, the proceeds from the borrowings were used to purchase approximately 18,500 shares of Monsanto Company stock at the average price of $13.40 per share. Shares are released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the borrowings are paid.

(Dollars in thousands, except share data)

In connection with the spinoff, a portion of the ESOP debt, totaling $34,873, and a portion of the Monsanto common stock owned by the ESOP, totaling 2,400,000 shares, were transferred to the Plan. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares and issued a $29,500 loan to the trust. Proceeds of the loan were used by the trust to repay substantially all of the assumed third-party debt. Subsequent to the spinoff, the Solutia ESOP trust was required to divest its holdings of Monsanto common shares and invest the proceeds in Solutia common stock resulting in the Plan acquiring approximately 10,700,000 shares. In 2001 and 2000, 1,160,203 and 1,314,341 Solutia shares, respectively, were released for allocation to participant accounts. At December 31, 2001 and 2000, 433,536 and 1,593,739 shares, respectively, of Solutia common stock remained unallocated with a market value of $6,078 and $19,125, respectively.

The Plan obtains funds to repay the ESOP borrowings primarily through contributions made by the Company and dividends paid on unallocated Solutia common stock held by the trust. Interest on the ESOP borrowings is payable semiannually on June 15 and December 15. The Company made cash contributions to the Plan of $7,445 in 2001. When these contributions were aggregated with the Plan's interest earnings on investments, they totaled the amount necessary to make principal payments of $7,277 and interest payments of $618 on the ESOP debt. At December 31, 2001 and 2000, the estimated fair value of the ESOP borrowings were $2,215 and $9,006, respectively. Fair values are based upon estimates of market values. The fair value estimates are not necessarily indicative of values the Plan could realize in the market.

Outstanding ESOP debt consisted of a 6.50% note due 2006 with outstanding balances at December 31, 2001 and 2000 of $2,227 and $9,504, respectively.

(Continued)

(Dollars in thousands, except share data)

4. Investments

The following table presents the fair value or contract value, as appropriate, of Plan investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

	2001	2000
Investments at Fair Value as determined by quoted market price:		
Solutia Common Stock (Company Match Account and ESOP Suspense Account), 9,838,616 and 11,580,330 shares in 2001 and 2000, respectively	$ 137,937*	$ 138,964*
Solutia Common Stock (Employee Stock Fund), 830,836 and 1,140,140 shares in 2001 and 2000, respectively	11,649	13,682
Pharmacia Common Stock, 4,478,253 and 5,088,621 shares in 2001 and 2000, respectively	190,997	310,406
Mellon Bank, N.A. EB Daily Liquidity Stock Index Fund	87,821	120,223
Common Stocks	208,403	225,398
Preferred Stocks	1,667	1,249
Registered Investment Companies	36,246	47,521
U.S. Government Securities	34,407	23,253
Corporate Bonds and Debentures	19,632	9,403
Other	2,606	2,261
	731,365	892,360
Investments at Estimated Fair Value:		
Collective Short Term Investment Fund	19,516	17,946
Loans to Participants	16,931	18,132
	36,447	36,078
Investments at Contract Value:		
UBS Warburg Benefit Responsive Liquidity Agreement Contract #3068, 6.69% in 2001	135,448	129,622
JP Morgan Benefit Responsive Agreement Contract #A Solutia 02, 6.69% in 2001	135,448	129,622
Chase Manhattan Bank Benefit Responsive Agreement Contract #435993, 6.69% in 2001	135,448	129,623
	406,344	388,867
Total Plan Investments	$1,174,156	$1,317,305

* Nonparticipant-Directed Investment

(Dollars in thousands, except share data)

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001
Investments at Fair Value as determined by quoted market price:	
Solutia Common Stock	$ 24,394
Pharmacia Common Stock	(89,813)
Mellon Bank, N.A. EB Daily Liquidity Stock Index Fund	(16,053)
Common Stocks	(16,576)
Preferred Stocks	(50)
Registered Investment Companies	(6,185)
U.S. Government Securities	575
Corporate Bonds and Debentures	902
Other	80
Net Depreciation in Investments	$ (102,726)

(Continued)

(Dollars in thousands, except share data)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net assets:		
Common Stock and Short-Term investments, net of liabilities, principally ESOP debt	$ 136,846	$ 129,845

	Year Ended December 31, 2001
Changes in net assets:	
Contributions	$ 7,471
Net appreciation	22,268
Interest	21
Dividends	407
Interest expense	(618)
Benefits paid to participants	(14,283)
Plan expenses	(181)
Net transfers to participant-directed investments	(8,084)
	$ 7,001

6. Guaranteed Investment Contracts

The Fixed Income Fund currently purchases guaranteed investment contracts with various insurance companies to provide participants the issuers' commitments to repay principal plus resultant earnings.

The rate of return for the synthetic guaranteed and separate account investment contracts generally floats with the return on the underlying assets. Upon appropriate notification to the insurance company, the synthetic and separate account guaranteed investment contracts may be terminated.

(Dollars in thousands, except share data)

The Plan expects to hold these fully benefit responsive guaranteed investment contracts to maturity and, accordingly, these investments are valued at contract value plus accrued interest. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Fair values are estimated using appropriate valuation techniques based on information available as of December 31, 2001 and 2000. The total estimated fair value of guaranteed investment contracts approximated contract value at December 31, 2001 and 2000, respectively. The fair value estimates are not necessarily indicative of values the Plan could realize in the market. The average yield for all investment contracts was 6.68% during 2001, and ranged from 6.33% to 6.50% during 2000, respectively. The crediting interest rates are based on a formula agreed upon with the issuer and are reset quarterly. The crediting interest rates ranged from 6.62% to 6.79% and 5.85% to 6.76%, at December 31, 2001 and 2000, respectively.

7. Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' account balances will become fully vested and all participants would then be entitled to a full distribution of their account balances as described and set forth in the Plan document.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,2001	December 31,2000
Net assets available for benefits per the financial statements	$ 1,176,830	$ 1,306,312
Certain deemed distributions of participant loans	(529)	(555)
Amounts allocated to withdrawing participants	(3,370)	(2,185)
Net assets available for benefits per the Form 5500	$ 1,172,931	$ 1,303,572

(Dollars in thousands, except share data)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2001
Benefits paid to participants per the financial statements	$ 153,603
Add: Amounts allocated to withdrawing participants at December 31, 2001	3,370
Less: Amounts allocated to withdrawing participants at December 31, 2000	(2,185)
Benefits paid to participants per the Form 5500	$ 154,788

The following is a reconciliation of net decrease per the financial statements to the net loss per the Form 5500:

	Year ended December 31, 2001
Net decrease per the financial statements	$ (129,482)
Add: Amounts allocated to withdrawing participants at December 31, 2000	2,185
Less: Amounts allocated to withdrawing participants at December 31, 2001	(3,370)
Certain deemed distributions of participant loans at December 31, 2000	555
Certain deemed distributions of participant loans at December 31, 2001	(529)
Net loss per the Form 5500	$ (130,641)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date. Certain deemed distributions represent active participants' loans balances that were in default and have been taxed to the participant ("deemed loans"). Amounts associated with Deemed Loans are included in the loan balance reported in the financial statements at December 31, 2001 and 2000, but are removed from the net assets reported on the Form 5500.

(Continued)

(Dollars in thousands, except share data)

9. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 8, 1999, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan Administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On February 28, 2002, the Company applied to the IRS for a determination letter regarding the tax-qualified status of the Plan in light of amendments not covered by the December 8, 1999 letter from the IRS.

10. Subsequent Plan Changes

The remaining leveraged ESOP shares were allocated to participant accounts in March 2002. The Board of Directors has authorized the Company to contribute cash, treasury shares or newly issued shares to the Plan to satisfy the matching contribution requirement. Since the last ESOP shares were allocated, the Company has been contributing cash to the Plan to satisfy the requirement and the Trustee has been acquiring shares in the open market for participant accounts.

On May 17, 2002, the Pension and Savings Funds Committee, a named fiduciary of the Plan with respect to asset management, approved eliminating the Growth and Income Fund as an investment option and replacing it with a large cap value fund, a large cap growth fund and a small cap fund. It also approved the addition of a mid-cap value fund and a mid-cap growth fund as investment options. The Company anticipates that the changes will be effective October 1, 2002.

Effective July 1, 2002, participants who are at least 50 years of age will be able to make "catch-up contributions" to the Plan in the maximum amount permitted by the provisions of the Economic Growth and Tax Relief Act of 2001.

(Dollars in thousands, except share data)

11. Subsequent Events (Unaudited)

In June 2002, the Company began preliminary negotiations with the representatives of collective bargaining units representing 856 employees over benefits including the terms on which those employees participate in the Plan. The current collective bargaining agreement covering benefits, including Plan participation for those employees, expires December 31, 2002.

At June 26, 2002, Plan investments have decreased approximately $116,000 from December 31, 2001, which included a decrease of approximately $66,000 attributed to Plan investments in Solutia common stock.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
Short Term Investment Funds:				
*	Northern Trust COLTV STIF	Common collective fund	19,516,029	19,516,029
U.S. Government Securities:		Face Value		
	INTER AMERN DEV BK 7.125 DUE 03-15-2023 REG	225,000	226,100	238,250
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.3 DUE 06-01-2018/06-01-2002 REG	340,239	340,239	348,026
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.9 DUE 09-17-2017/09-01-2002 REG	177,605	181,395	186,889
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 8.1 DUE 03-01-2015/09-01-2002 REG	535,702	558,509	586,419
	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	152,993	158,643	162,903
	SMALL BUSINESS ADMIN GTD SER 2000-20B 7.73 DUE 02-01-2020/09-01-00 BEO	93,614	93,614	101,746
	US TREAS 5.625 NT DUE 05-15-2008	650,000	635,188	680,979
	US TREAS NTS 4.625 DUE 05-15-2006 REG	2,000,000	2,019,063	2,027,890
	US TREAS NTS 6.25 DUE 08-31-2002 REG	1,065,000	1,097,720	1,095,619
	US TREAS NTS 6.5 DUE 08-15-2005 REG	3,415,000	3,691,566	3,694,586
	US TREAS NTS 7.25 DUE 05-15-2004 REG	400,000	432,907	435,188
	US TREAS NTS 7.5 DUE 02-15-2005 REG	900,000	994,992	995,481
	FHLMC GOLD E00088 7 05-01-2007	1,164,975	1,197,376	1,214,475
	FHLMC GOLD E00228 6.5 07-01-2008	327,343	320,796	336,237
	FHLMC GOLD G1-0822 7 07-01-2013	1,413,417	1,462,004	1,469,502
	FHLMC GOLD G8-0138 8.5 12-17-2018	1,131,445	1,203,045	1,200,746

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	FHLMC GROUP #D10211 7.5 MTG PARTN CTF DUE 02-01-2009 REG	155,438	159,439	162,009
	FHLMC MULTICLASS SER 1458 CL J 7.0 GTD MTG PARTN CTFS DUE 8-15-07 REG	750,000	772,969	779,063
	FHLMC MULTICLASS SER 1473 CL HA 7.00000 MTG PARTN CTF DUE 01-15-2008 REG	822,845	841,614	854,467
	FHLMC MULTICLASS SER 1564 CL H 6.50000 MTG PARTN CTF DUE 08-15-2008 REG	500,000	504,215	520,465
	FHLMC MULTICLASS SER 1832 CL F 6.5 MTG PARTN CTF DUE 03-15-2011 REG	750,000	742,266	770,858
	FHLMC POOL # 273014 8.25 04-01-2011	97,402	100,721	102,440
	FHLMC POOL # G10730 7.5 09-01-2012	1,039,697	1,055,293	1,093,627
	FNMA POOL # 055690 8.5 DUE 12-01-2002 REG	35,250	36,207	36,387
	FNMA POOL # 070994 7 DUE 01-01-2018 REG	728,813	744,870	755,466
	FNMA POOL # 1 7 DUE 11-25-2010 REG	561,005	555,045	575,906
	FNMA POOL # 313031 6.847 DUE 07-01-2003 REG	539,498	540,889	546,970
	FNMA POOL # 323322 6 DUE 10-01-2013 REG	1,561,134	1,574,550	1,577,230
	FNMA POOL # 330122 6 DUE 05-01-2009 REG	335,374	319,286	341,451
	FNMA POOL # 362446 7 DUE 12-01-2007 REG	388,252	394,312	404,508
	FNMA POOL # 383332 5.973 DUE 03-01-2011 REG	494,782	502,723	511,375
	FNMA PREASSIGN 00837 7.5 04-25-2029	846,483	868,441	886,446
	FNMA PREASSIGN 00886 7.5 02-25-2041	1,094,828	1,131,094	1,136,070
	FNMA REMIC TR SER 93-134 CL H 6.5 GTD MTG PASS THRU CTF DUE 08-25-2008 REG	1,000,000	997,180	1,030,000

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	GNMA POOL # 0781321 SER 2024 7.5 DUE 11-15-2024 REG	620,553	646,345	648,362
	GNMA POOL # 780437 8 DUE 09-15-2017 REG	872,310	900,660	928,897
	GNMA POOL # 780635 SER 2009 6 DUE 06-15-2009 REG	511,537	503,464	518,187
	GNMA, POOL # 780495 SERIES 2017 8.0% DUE 07-15-2017	287,857	297,212	306,746
	U.S TREAS BDS INFLATION INDEXED 3.875 DUE 04-15-2029 REG	430,000	450,547	495,071
	US TREAS NTS INFLATION INDEX 3.875 DUE 01-15-2009 REG	2,845,000	2,953,500	3,153,315
	US TREAS NTS INFLATION-INDEXED NT 3.5539DUE 01-15-2011 BEO	1,470,000	1,514,764	1,496,337
			33,720,763	34,406,589
Corporate Bonds & Debentures:		Face Value		
	AMERN HOME PRODS CORP NT 6.7 DUE 03-15-2011 BEO	550,000	549,038	568,200
	BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO	250,000	263,858	254,750
	BK 1 CAP III 8.75 BDS 01/09/30 USD 8.75 DUE 09-01-2030/08-31-2030 BEO	375,000	382,334	416,674
	BK TOKYO-MITSUBISHI LTD GLOBAL SR SUB NT8.4 DUE 04-15-2010 BEO	225,000	228,305	233,899
	CIGNA CORP 7.875 DEB DUE 05-15-2027	300,000	285,312	306,315
	CIGNA CORP SR NT 7 DUE 01-15-2011 BEO	450,000	447,948	456,017
	CITICORP CAP I 7.933 DUE 02-15-2027/12-19-1996 REG	225,000	234,871	235,262
	DANA CORP NT 6.5 DUE 03-01-2009 BEO	500,000	400,000	423,814
	DILLARDS INC DILLARDS INC 6.625 DUE 11-15-2008 BEO	350,000	273,182	310,709
	EASTMAN CHEM CO 7.6 DUE 02-01-2027 REG	750,000	683,790	683,648

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	EOP OPER LTD PARTNERSHIP NT 6.763 DUE 06-15-2007 BEO	650,000	655,441	662,350
	FORD MTR CR CO FORD MTR CR CO 7.25 DUE 10-25-2011 BEO	1,000,000	996,210	973,920
	GEN MTR ACCEPT CORP 8.875 BD DUE 6-1-2010 REG (OPT PUT EVERY 5 YRS **PUT	550,000	651,569	613,135
	GEN MTRS ACCEP CORP NT DTD 01/14/2001 6.75 DUE 01-15-2006 BEO	400,000	398,304	405,132
	HLTH NET INC SR NT 8.375 DUE 04-15-2011 BEO	425,000	423,487	427,737
	LOCKHEED MARTIN CORP 7.65 CO GUARNT DUE 05-01-2016	200,000	214,460	217,858
	MASCO CORP MASCO CORP NOTES 6.75 MAR 15 2006 6.75 DUE 03-15-2006 BEO	400,000	399,196	407,192
	MAY DEPT STORES CO 7.875 DEB DUE 08-15-2036/16	1,000,000	1,043,336	1,038,980
	NORDSTROM INC SR NT DTD 10/23/2000 8.95 DUE 10-15-2005 BEO	650,000	671,128	698,848
	PG&E NATL ENERGY GROUP INC SR NT 10.375 DUE 05-16-2011 BEO	425,000	419,420	449,225
	PVTPL AT&T CORP USD SR NT 144A 6.5 DUE 11-15-2006 BEO	300,000	299,955	304,545
	RAYCHEM CORP NT 7.2 DUE 10-15-2008 BEO	600,000	563,016	628,638
	RAYTHEON CO 6.75 DUE 08-15-2007 REG	775,000	771,659	796,948
	REP N Y CORP 9.5 DUE 04-15-2014/02-16-1996 REG	250,000	291,485	307,183
	REP N Y CORP SUB DEB DTD 07/22/1997 7.2 DUE 07-15-2097 REG	450,000	405,986	428,288
	SAFECO CORP 6.875 DUE 07-15-2007 REG	400,000	396,120	393,356
	TIME WARNER ENTMT CO L P SR SUB DEB 8.375 DUE 07-15-2033 REG	325,000	364,042	367,634
	UNUMPROVIDENT CORP SR NT 7.625 DUE 03-01-2011 BEO	375,000	373,256	389,546

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) *Description of investment* including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	XEROX CORP SHELF 18 5.5 DUE 11-15-2003	600,000	549,210	568,500
	##PVTPL CMO US DEPT VA GTD REMIC PT CTFSDO NOT USE SEE SEC #4-897683	1,000,000	1,014,414	1,021,870
	CMO W PENN FDG LLC 1999-A TRANSITION BD CL A-3 6.81 DUE 09-25-2008 BEO	400,000	417,750	426,908
	AMERN AIRLS PASS THRU TR PASSTHRU CTF 2001-2 CL A-2 144A 7.858 10-1-11 BEO		700,000	698,537
	BURL NORTHN SANTA FE RY CO PASS THRU TR SER 1999-2 MTG 7.57 1-2-21 BEO SF 7-2-00		1,062,455	1,047,252
	CAL INFRASTURCTURE & ECON DEV BK SPL PURP TR 97-1 CL A7 6.42 ABS CTF 9-25-8		1,084,327	1,127,714
	CONRAIL CORP 6.76 BD DUE 05-25-2015		657,952	689,093
	UN PAC RR CO SER 98-A 6.7 PASS THRU CTF DUE 02-23-2019 BEO		648,964	652,509
			19,221,780	19,632,186

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	Common Stock:	Shares		
	#REORG AMERN HOME PRODUCTS N/C TO WYETH 2946508 EFF 3/11/02	12,100	646,634	742,456
	#REORG AMERN HOME PRODUCTS N/C TO WYETH 2946508 EFF 3/11/02	2,500	144,852	153,400
	#REORG GENTNER COMMUNICATIONS N/C TO CLEARONE COMM INC 2167135 1/2/02	2,500	39,954	41,700
	#REORG INGERSOLL RAND RECLASSIFICATION TO CL A COM 2409115 EFF 1/2/02	8,055	315,780	336,780
	#REORG SAGE INC PLAN OF MRGR TO GENESIS MICROCHIP INC DEL 2346758 2/20/02	1,300	24,224	48,191
	1ST HLTH GROUP CORP COM	5,000	105,285	123,700
	3-DIMENSIONAL PHARMACEUTICALS INC COM	10,400	159,631	88,296
	5TH 3RD BANCORP COM	4,600	270,644	282,118
	ABERCROMBIE & FITCH CO CL A	5,700	137,868	151,221
	ACE LTD ORD STK USD0.0416	5,863	123,357	235,399
	ACTIVE PWR INC COM	27,700	366,755	188,360
	ACTUATE CORP COM	13,100	57,767	69,037
	ADR AKZO NOBEL N V SPONSORED ADR	17,500	781,989	784,875
	ADR BP P L C FORMERLY BP AMOCO P L C TO 05/ SPONSORED ADR BP PLC	16,400	728,400	762,764
	ADR FIAT S P A SPONSORED ADR REPSTG ORD NEW	25,000	399,529	403,750
	ADR MATSUSHITA ELEC INDL LTD ADR	39,500	552,169	497,700
	ADR NOKIA CORP SPONSORED ADR	60,100	1,615,949	1,474,253
	ADR REPSOL YPF S A SPONSORED ADR	75,000	1,366,078	1,089,750

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	ADR RIO TINTO PLC	19,700	1,199,011	1,542,510
	ADR SERONO S A SPONSORED ADR ISIN# US81752M1018	8,200	189,425	181,958
	ADR SONY CORP AMER DEPY RCPT FOR DOLLAR-VALIDATED COM BKD BY 1 SH COM	19,800	963,003	892,980
	ADR TAIWAN SEMICONDUCTOR MFG CO LTD ISINUS8740391003	14,000	195,508	240,380
	ADR UNILEVER N V NY SHS NEW	5,500	236,338	316,855
	ADR VODAFONE GROUP PLC NEW SPONSORED ADR	12,200	515,783	313,296
	ADVANCED MARKETING SVCS INC COM	17,550	220,944	320,288
	ADVISORY BRD CO COM	9,000	171,000	249,300
	AFFILIATED MANAGERS GROUP INC COM STK	2,400	172,016	169,152
	AGILE SOFTWARE CORP DEL COM	4,000	42,937	68,880
	AIR PROD & CHEM INC COM	11,700	409,408	548,847
	ALAMOSA HLDGS INC COM	10,300	153,176	122,879
	ALCOA INC COM STK	38,300	944,784	1,361,565
	ALLIANCE DATA SYS CORP COM	26,100	339,293	499,815
	ALLIANT TECHSYSTEMS INC COM	2,300	188,274	177,560
	ALLSTATE CORP COM	3,200	104,321	107,840
	AMER ELEC PWR CO INC COM	17,000	699,804	740,010
	AMER EXPRESS CO COM	3,800	144,475	135,622
	AMER INTL GROUP INC COM	12,800	1,085,209	1,016,320
	AMERADA HESS CORP COM	23,000	1,376,479	1,437,500
	AMEREN CORP COM	20,000	756,033	846,000
	AMERN HOME MTG HLDGS INC COM STK	2,300	29,093	27,830
	AMERN PHARMACEUTICALS PARTNERS INC COM	13,000	244,561	270,400
	AMGEN INC COM	5,400	291,412	304,776
	ANALOG DEVICES INC COM	1,700	82,904	75,463

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	AOL TIME WARNER INC COM	44,100	2,225,704	1,415,610
	APACHE CORP COM	9,900	501,019	493,812
	APEX MTG CAP INC COM	5,900	59,270	66,375
	APPLERA CORP - APPLIED BIOSYSTEMS GROUP	5,400	197,363	212,058
	APPLIED MATERIALS INC COM	9,400	426,105	376,940
	APPLIED MOLECULAR EVOLUTION INC COM ISINUS03823E1082	10,300	201,521	126,793
	ARCHER-DANIELS-MIDLAND CO COM	86,775	1,227,080	1,245,221
	ART TECH GROUP INC OC-COM ISIN US04289L107	16,700	184,473	58,116
	ARTISAN COMPONENTS INC COM	3,200	34,098	50,560
	AT & T CORP COM STK	185,687	3,968,952	3,368,362
	AT&T WIRELESS SVCS INC COM	43,200	1,111,911	620,784
	AUTO DATA PROCESSING INC COM	8,900	466,250	524,210
	AVANT IMMUNOTHERAPEUTICS INC COM	7,800	65,946	31,278
	AVAYA INC COM	56,500	678,444	686,475
	AXCAN PHARMA INC COM STK	3,300	42,884	46,860
	BAKER HUGHES INC COM	29,900	862,367	1,090,453
	BANK ONE CORP COM	69,892	2,387,863	2,729,283
	BAUSCH & LOMB INC COM	13,200	553,848	497,112
	BAXTER INTL INC COM	12,600	626,260	675,738
	BECTON DICKINSON & CO COM	23,500	696,191	779,025
	BED BATH BEYOND INC COM	11,300	324,222	383,070
	BEST BUY INC COM STK	5,800	328,680	431,984
	BJ SVCS CO COM	2,100	55,644	68,145
	BK AMER CORP COM	40,819	2,441,211	2,569,556
	BOEING CO COM	6,100	222,600	236,558
	BOISE CASCADE CORP COM	12,300	413,611	418,323
	BORON LEPORE ASSOCS INC COM	5,800	65,682	79,982

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	BRISTOL MYERS SQUIBB CO COM	22,000	1,145,085	1,122,000
	BROCADE COMMUNICATIONS SYS INC COM ISIN #US1116211087	3,900	261,160	129,168
	BURL NORTHN SANTA FE CORP COM	24,000	697,594	684,720
	CA MICRO DEVICES CORP	6,400	55,326	30,080
	CAL DIVE INTL INC COM	7,900	143,507	194,972
	CALPINE CORP COM	12,400	398,929	208,196
	CAMBREX CORP COM	2,800	143,782	122,080
	CAP 1 FNCL COM	5,300	262,802	285,935
	CARDINAL HLTH INC	15,500	1,092,585	1,002,230
	CATERPILLAR INC COM	32,000	1,439,304	1,672,000
	CDN PAC RY LTD COM CDN PAC RY LTD	12,250	154,805	238,875
	CELESTICA INC SUB VTG SHS	8,500	335,629	343,315
	CELL THERAPEUTICS INC CDT-COM	3,200	96,372	77,248
	CELLEGY PHARMACEUTICALS INC COM	5,700	35,410	48,906
	CENTENE CORP DEL COM	2,400	33,600	52,680
	CEPHALON INC CON	2,200	124,022	166,287
	CHAMPPS ENTMT INC DEL COM	4,000	36,000	36,120
	CHEVRONTEXACO CORP COM	33,500	2,896,250	3,001,935
	CHOICEPOINT INC COM	3,000	93,766	152,070
	CHUBB CORP COM	9,000	638,566	621,000
	CISCO SYS INC COM	91,100	2,359,351	1,649,821
	CITIGROUP INC COM	69,633	3,050,905	3,515,074
	CITY NATL CORP COM	5,400	231,615	252,990
	CLEAR CHANNEL COMMUNICATIONS INC COM	1,500	70,536	76,365
	CNET NETWORKS INC COM CNET NETWORKS INC COM STK	10,000	79,959	89,700
	COCA COLA CO COM	5,800	326,746	273,470
	COLGATE-PALMOLIVE CO COM	5,100	273,649	294,525
	COLUMBIA BKG SYS INC COM	4,300	60,055	56,115

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	COMARCO INC COM	4,300	64,747	65,575
	COMCAST CORP CL A SPL	10,800	403,378	388,800
	COMM BANCORP INC N J COM	3,800	119,722	149,492
	COMPUDYNE CORP COM STK PAR $0.75	1,700	27,520	29,750
	COMPUTER ASSOC INTL INC COM	37,000	1,432,932	1,276,130
	COMPUTER SCI CORP COM	18,500	627,396	906,130
	COMPUWARE CORP COM	152,000	1,836,545	1,792,080
	CONCEPTUS INC COM	7,300	100,548	172,280
	CONCORD COMMUNICATIONS INC COM	4,500	75,449	92,925
	CONCORD EFS INC COM	1,000	31,522	32,780
	CONCURRENT COMPUTER CORP NEW COM NEW	26,700	240,648	396,495
	COOPER TIRE & RUBBER CO COM, NO PAR	75,000	1,225,749	1,197,000
	CORNING INC COM	66,000	689,832	588,720
	CORVAS INTL INC COM	5,900	61,816	38,645
	CP SHIPS LTD COM	4,125	24,316	44,798
	CURON MED INC COM	9,100	33,909	40,040
	CV THERAPEUTICS INC COM	3,000	159,188	156,060
	CVS CORP COM STK	5,900	163,677	174,640
	CYTYC CORP COM	4,300	70,628	112,230
	D & K HEALTHCARE RES INC COM	2,800	71,868	159,460
	DANA CORP COM	37,000	782,303	513,560
	DEERE & CO COM	28,500	1,276,148	1,244,310
	DELL COMPUTER CORP COM	41,800	1,059,425	1,136,124
	DELPHI CORP COM	74,000	1,100,675	1,010,840
	DELTA AIR LINES INC COM	28,000	645,350	819,280
	DELTAGEN INC COM COM STK	15,200	255,659	139,840
	DIAL CORP NEW COM	6,200	111,910	106,330
	DIGITAL RIV INC COM	2,000	10,720	31,840
	DILLARDS INC CL A COM	14,000	438,171	224,000
	DOLE FOOD DE	14,500	562,779	389,035

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	DOMINION RES INC VA NEW COM	6,350	374,030	381,635
	DONNELLEY R R & SONS CO COM	35,500	1,083,145	1,053,995
	DOW CHEM CO COM	70,093	2,273,779	2,367,742
	DU PONT E I DE NEMOURS & CO COM STK	8,400	378,979	357,084
	DUANE READE INC COM	11,500	384,687	349,025
	DURASWITCH INDS INC COM NEW	4,900	59,831	41,650
	EARTHLINK INC COM STK	8,900	117,006	108,313
	EASTMAN CHEM CO COM	16,500	834,063	643,830
	EASTMAN KODAK CO COM	28,000	1,189,112	824,040
	ED MGMT CORP COM	2,100	68,299	76,125
	EDO CORP COM	7,300	140,883	193,085
	EGL INC COM	11,700	183,120	163,215
	EL PASO CORP COM	10,900	443,474	486,249
	ELANTEC SEMICONDUCTOR INC COM	4,700	146,482	180,480
	ELECTR DATA SYS CORP NEW COM	19,600	1,202,672	1,343,580
	EMBREX INC COM	4,400	49,488	78,760
	ENGELHARD CORP COM	17,500	276,519	484,400
	ENTERCOM COMMUNICATIONS CORP CL A	4,000	194,626	200,000
	EXAR CORP COM	5,000	107,452	104,250
	EXPRESS SCRIPTS INC COM	3,800	159,223	177,688
	EXTREME NETWORKS INC COM	4,200	111,885	54,180
	EXXON MOBIL CORP COM	22,172	746,648	871,360
	FED AGRIC MTG CORP CL C	3,800	109,981	153,900
	FEDEX CORP COM	42,000	1,544,490	2,178,960
	FHLMC VTG COM	16,200	1,006,206	1,059,480
	FID NATL INFORMATION SOLUTIONS INC COM	5,800	40,818	59,102
	FINISAR CORP COM	13,900	172,596	141,363
	FINL FED CORP COM	5,900	174,244	184,375
	FIRST DATA CORP COM	4,800	301,120	376,560

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	FLEETBOSTON FINL CORP COM STK	38,200	1,415,875	1,394,300
	FLUOR CORP NEW COM	14,500	452,675	542,300
	FNMA COM STK	6,600	523,973	524,700
	FOOT LOCKER INC COM	7,800	97,750	122,070
	FORD MTR CO DEL COM PAR $0.01	79,936	1,911,959	1,256,594
	FOREST LAB INC COM	3,800	188,104	311,410
	FREDS INC CL A	950	12,190	38,912
	FTI CONSULTING INC COM	700	4,707	22,960
	GA PAC CORP	16,100	481,569	444,521
	GALLAGHER ARTHUR J & CO COM	9,100	250,009	313,859
	GAP INC COM	20,000	257,102	278,800
	GEN ELEC CO COM	82,400	3,617,820	3,302,592
	GENERAL MOTORS CORP COMMON STOCK	11,417	635,857	554,866
	GENESCO INC COM	8,300	255,451	172,308
	GENUINE PARTS CO COM	48,500	1,351,840	1,779,950
	GLAXO SMITHKLINE SPONS ADR	4,800	258,508	239,136
	GLOBECOMM SYS INC COM	7,000	89,601	42,280
	GOLDEN W. FNCL CORP COM	37,000	1,506,866	2,177,450
	GOLDMAN SACHS GROUP INC COM	2,200	183,106	204,050
	GULF IS FABRICATION INC COM	5,300	79,780	66,303
	HARLEY DAVIDSON INC COM	7,200	306,413	391,032
	HARTFORD FINL SVCS GROUP INC COM	10,000	555,983	628,300
	HCA INC COM	12,400	387,764	477,896
	HEWLETT-PACKARD CO COM	75,000	1,458,026	1,540,500
	HISPANIC BROADCASTING CORP COM	8,100	159,959	206,550
	HOME DEPOT INC COM	31,100	1,238,737	1,586,411
	HONEYWELL INTL INC COM STK	21,000	679,695	710,220
	HORIZON OFFSHORE INC COM	8,400	74,941	63,336
	HSEHD INTL INC COM	11,100	582,479	643,134

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	HUMANA INC COM	20,000	235,134	235,800
	IMMUNOGEN INC COM	8,600	210,703	142,588
	INDYMAC BANCORP INC COM	3,900	77,317	91,182
	INHALE THERAPEUTIC SYS INC COM	4,100	99,841	76,055
	INNOTRAC CORP COM	8,600	53,709	59,340
	INSIGHT ENTERPRISES INC COM	3,300	79,304	81,180
	INTEGRATED CIRCUIT SYS INC COM NEW COM STK	6,100	133,028	137,799
	INTEL CORP CAP	33,700	1,027,038	1,059,865
	INTERCEPT INC COM	900	20,559	36,810
	INTERPORE INTL COM	2,500	18,418	20,800
	INTERTAN INC COM	18,700	217,337	234,872
	INTL BUSINESS MACHS CORP COM	8,200	931,027	991,872
	INTL PAPER CO COM	32,300	1,136,370	1,303,305
	INVESTORS FINL SVCS CORP DEL COM	1,900	122,156	125,799
	J P MORGAN CHASE & CO COM	35,350	1,376,093	1,284,973
	JOHNSON & JOHNSON COM	26,200	1,347,870	1,548,420
	JUNIPER NETWORKS INC COM	4,200	450,419	79,590
	K MART CORP COM	157,500	1,583,205	859,950
	KEYCORP NEW COM	23,400	554,282	569,556
	KFORCE INC	21,000	85,154	132,090
	KOHLS CORP COM	25,900	1,163,511	1,824,396
	KPMG CONSULTING INC COM	7,900	142,079	130,903
	KRAFT FOODS INC CL A	8,800	274,051	299,464
	LA JOLLA PHARMACEUTICAL CO COM	6,900	39,973	61,686
	LEGATO SYS INC COM	15,600	138,800	202,332
	LIBERTY MEDIA CORP NEW COM SER A	109,651	2,020,444	1,535,114
	LINEAR TECH CORP DEL	9,500	390,938	370,880
	LOCKHEED MARTIN CORP COM	19,200	702,285	896,064
	LOEWS CORP COM	26,000	1,290,922	1,439,880
	LTD INC COM	74,000	1,073,143	1,089,280
	LUBRIZOL CORP COM	8,000	299,783	280,720

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	LUCENT TECHNOLOGIES INC COM STK	179,000	2,050,718	1,125,910
	MACATAWA BK CORP COM	4,300	69,187	82,775
	MANUFACTURERS SVCS LTD COM	21,800	329,577	136,250
	MARVELL TECH GROUP MARVELL TECH GROUP INC	6,100	162,985	218,502
	MASCO CORP COM	36,500	744,855	894,250
	MATTEL INC COM	32,500	522,741	559,000
	MATTSON TECH INC COM	23,700	264,164	208,797
	MAVERICK TUBE CORP COM	6,600	161,859	85,470
	MAXIM INTEGRATED PRODS INC COM	10,500	544,215	551,355
	MAY DEPT STORES CO COM	51,500	1,513,229	1,904,470
	MBIA INC COM	7,500	354,450	402,225
	MBNA CORP COM	53,600	1,177,412	1,886,720
	MC DONALDS CORP COM	27,574	736,429	729,884
	MCDATA CORP CL B	6,100	119,403	153,171
	MCSI INC COM ISIN US55270M1080	5,200	118,950	121,940
	MEDAREX INC COM	4,600	162,247	82,616
	MED-DESIGN CORP COM	12,200	216,801	240,340
	MEDTRONIC INC COM	5,800	234,280	297,018
	MERCK & CO INC COM	32,800	2,281,724	1,928,640
	MERISTAR HOTELS & RESORTS INC COM	23,300	42,479	16,077
	MERRILL LYNCH & CO INC COM	7,800	463,687	406,536
	MGI PHARMA INC COM	3,200	25,600	48,896
	MICROMUSE INC COM	13,900	324,056	208,500
	MICRON TECH INC COM	700	22,366	21,700
	MICROSOFT CORP COM	44,300	2,872,184	2,934,875
	MIKOHN GAMING CORP COM	10,300	65,847	82,297
	MINN MNG & MFG CO COM	1,000	116,307	118,210
	MOBILE MINI INC COM	1,800	41,677	70,416
	MONRO MUFFLER BRAKE INC COM	7,400	65,142	101,232
	MONTEREY PASTA CO COM	7,900	43,091	58,934

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	MORGAN STANLEY DEAN WITTER & CO COM NEW ISIN #6174464486	24,200	1,086,703	1,353,748
	MOTOROLA INC COM	21,000	300,694	315,420
	NATCO GROUP INC CL A ISIN US63227W2035	7,900	79,916	55,300
	NATIONAL-OILWELL INC COM	8,900	183,085	183,429
	NATL CY CORP COM	39,000	964,216	1,140,360
	NCO PORTFOLIO MGMT INC COM	11,600	74,592	82,360
	NCR CORP COM	17,200	578,912	633,992
	NEOPHARM INC COM	3,900	119,532	97,695
	NETEGRITY INC COM	2,600	42,359	50,336
	NETIQ CORP COM	8,500	239,920	299,710
	NETRO CORP COM ISIN US64114R1095	14,500	115,278	53,215
	NETSCREEN TECHNOLOGIES INC COM COM	9,000	203,636	199,170
	NEUROCRINE BIOSCIENCES INC COM	2,600	132,792	133,406
	NORDSTROM INC COM	45,000	1,017,780	910,350
	NOVA CHEMICALS CORP COM	17,400	442,697	335,298
	NS GROUP INC COM	23,600	383,979	176,528
	NUCO2 INC COM	5,300	72,631	63,706
	NUCOR CORP COM	18,000	750,597	953,280
	O REILLY AUTOMOTIVE INC COM	5,200	175,275	189,644
	OCCIDENTAL PETE CORP COM	67,000	1,713,912	1,777,510
	ODYSSEY HEALTHCARE INC COM	4,100	65,180	106,354
	OLIN CORP COM	5,200	86,160	83,928
	OPNET TECHNOLOGIES INC COM ISIN US6837571081	5,800	76,474	83,578
	ORASURE TECHNOLOGIES INC COM	5,900	66,118	71,685
	ORATEC INTERVENTIONS INC DEL COM STK	6,400	35,162	41,408

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	OSI PHARMACEUTICALS INC COM	1,900	86,701	86,906
	PANCANADIAN ENERGY CORP COM COM STK	16,758	349,815	435,708
	PATTERSON-UTI ENERGY INC COM	7,200	157,109	167,832
	PEDIATRIC SVCS AMER INC COM	6,600	49,028	55,176
	PEETS COFFEE & TEA INC COM	7,000	55,304	78,960
	PEPSICO INC COM	7,180	311,695	349,594
	PEROT SYS CORP CDT-CL A COM STK	12,800	187,717	261,376
	PER-SE TECHNOLOGIES INC COM NEW	23,900	217,676	256,925
	PFIZER INC COM	49,550	1,593,411	1,974,568
	PHARMACEUTICAL RES INC COM	7,000	261,447	236,600
*	PHARMACIA CORP COM	4,478,253	201,582,376	190,997,490
	PHILIP MORRIS COS INC COM	39,500	1,287,572	1,811,075
	PHILLIPS PETRO CO COM	70,300	3,769,484	4,236,278
	PITNEY BOWES INC COM	15,400	539,343	579,194
	PPL CORP COM ISIN US69351T1060	15,000	531,802	522,750
	PRECISE SOFTWARE SOLUTIONS LTD	1,200	22,389	24,792
	PROCTER & GAMBLE CO COM	12,100	765,339	957,473
	PROV HEALTHCARE CO COM	4,100	120,416	126,526
	PROVIDIAN FINL CORP COM	40,900	402,902	145,195
	PRUDENTIAL FINL INC COM	3,200	88,000	106,208
	PWR INTEGRATIONS INC COM	6,700	147,296	153,028
	Q MED INC COM	5,500	61,714	67,650
	QUALCOMM INC COM	3,200	228,318	161,600
	RAYTHEON CO COM NEW	14,300	406,253	464,321
	REDWOOD TR INC COM	3,500	82,992	84,805
	RENAL CARE GROUP INC COM	13,300	427,131	426,930
	RITA MED SYS INC DEL COM ISIN US76774E1038	12,700	121,976	84,709

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	RIVERSTONE NETWORKS INC COM	7,400	131,275	122,840
	ROHM & HAAS CO COM	30,000	906,316	1,038,900
	SAFEWAY INC COM NEW	11,400	481,055	475,950
	SBC COMMUNICATIONS INC COM	12,500	506,301	489,625
	SBS TECHNOLOGIES INC COM	2,200	31,925	32,054
	SCHERING-PLOUGH CORP COM	54,000	2,219,322	1,933,740
	SCHOOL SPECIALTY INC WI COM	12,100	269,148	276,848
	SCOTTISH ANNUITY & LIFE HLDGS COM STK	16,700	230,329	323,145
	SEACHANGE INTL INC COM	9,000	238,817	307,080
	SEARS ROEBUCK & CO COM	11,940	445,016	568,822
	SEATTLE GENETICS INC COM	1,900	15,173	10,830
	SHERWIN-WILLIAMS CO COM	36,000	989,026	990,000
	SIEBEL SYS INC COM	4,800	191,812	134,304
	SKILLSOFT CORP COM ISIN US83066P1012	1,900	34,510	49,248
	SMITH & WOLLENSKY RESTAURANT GROUP INC COM	11,800	88,555	44,958
	SOLECTRON CORP COM	20,200	242,442	227,856
*	SOLUTIA INC COM STK	10,669,452	214,585,911	149,585,717
	SONIC CORP COM	5,000	160,005	180,000
	SPECTRALINK COM	10,700	144,541	183,291
	SPRINT CORP COM	52,000	1,048,943	1,044,160
	SPRINT CORP PCS COM SER 1	31,300	987,170	764,033
	ST PAUL COS INC COM	35,900	1,545,451	1,578,523
	ST STR CORP COM	10,900	452,120	569,525
	STORAGE TECH CORP COM (NEW)	32,000	516,122	661,440
	SUN MICROSYSTEMS INC COM STK $.00067 PAR	94,100	1,904,573	1,157,430
	SUPER VALU INC COM	37,500	568,087	829,500
	SUPPORT COM INC COM	4,700	33,446	29,469
	TAKE-TWO INTERACTIVE SOFTWARE INC CDT-COM	3,200	27,577	51,744
	TARGET CORP COM	7,400	272,199	303,770

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	TASTY BAKING CO COM	1,200	19,479	21,240
	TENET HEALTHCARE CORP COM	8,500	445,251	499,120
	TERADYNE INC COM	30,000	1,012,679	904,200
	TETRA TECHNOLOGIES INC DEL COM	3,700	50,523	77,515
	THERMO ELECTRON CORP COM	36,000	592,577	858,960
	T-HQ INC COM NEW	3,300	129,371	159,951
	TORCHMARK CORP COM	27,500	1,039,542	1,081,575
	TRANSKARYOTIC THERAPIES INC COM	6,300	259,653	269,640
	TRIAD HOSPS INC COM ISIN US89579K1097	18,600	550,590	545,910
	TRIKON TECHNOLOGIES INC COM NEW	4,500	70,614	52,875
	TRITON PCS HLDGS INC CL A COM STK	5,600	172,225	164,360
	TX INSTRS INC COM	13,900	444,171	389,200
	TXU CORP COM	17,500	725,067	825,125
	TYCO INTL LTD NEW COM	46,200	1,980,997	2,721,180
	UN PAC CORP COM	35,500	1,900,721	2,023,500
	UNISYS CORP COM	84,000	1,419,993	1,053,360
	UNITEDHEALTH GROUP INC COM	13,600	824,124	962,472
	UNOCAL CORP COM	50,500	1,798,653	1,821,535
	UNOVA INC COM	8,000	135,500	46,400
	UNUMPROVIDENT CORP COM	33,000	910,719	874,830
	UNVL ELECTRS INC COM	3,100	45,344	53,351
	UROLOGIX INC COM	1,800	36,155	36,090
	UTD DEFENSE INDS INC COM	8,700	165,420	183,135
	UTD TECHNOLOGIES CORP COM	8,300	494,401	536,429
	UTSTARCOM INC COM	11,200	237,792	319,200
	V F CORP COM	48,500	1,568,935	1,891,985
	VARIAN MED SYS INC COM ISIN #US9222091057	5,500	375,931	391,930
	VASTERA INC OC-COM	19,600	217,462	325,556
	VCA ANTECH INC COM STK	10,800	111,467	130,896

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	VERITAS SOFTWARE CORP COM	4,800	383,096	215,184
	VERIZON COMMUNICATIONS COM	10,700	564,497	507,822
	VIACOM COM CL B	24,300	1,360,498	1,072,845
	VIDAMED INC COM	6,100	32,436	47,702
	VIRAGE LOGIC CORP COM	3,700	46,373	71,151
	VISTEON CORP COM	15,100	255,287	227,104
	WACHOVIA CORP 2ND NEW COM	93,500	3,075,860	2,932,160
	WALGREEN CO COM	19,700	661,079	663,102
	WAL-MART STORES INC COM	21,300	1,070,459	1,225,815
	WASTE CONNECTIONS INC COM	5,500	131,455	170,445
	WATCHGUARD TECHNOLOGIES INC COM	2,000	43,394	13,020
	WELLPOINT HLTH NETWORKS INC CL A (NEW) DELAW EFF 8-4-97	8,100	668,051	946,485
	WELLS FARGO & CO NEW COM STK	20,000	845,918	869,000
	WEYERHAEUSER CO COM	13,700	715,082	740,896
	WHIRLPOOL CORP COM	19,000	1,002,723	1,393,270
	WIS ENERGY COM	21,300	518,986	480,528
	WOMEN 1ST HEALTHCARE INC COM	8,500	85,546	84,915
	WORLDCOM INC/WORLDCO	85,900	1,866,096	1,209,472
	WRIGHT MED GROUP INC COM	8,100	101,250	144,990
	XEROX CORP COM	216,000	2,235,183	2,250,720
	XILINX INC COM	3,200	125,455	124,957
			620,893,300	548,985,246

* Represents party in interest to the Plan as defined by ERISA.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
	Mutual Funds:	Shares		
	MFO FFTW FDS INC U S SHORT-TERM PORTFOLIO	1,021,836	9,925,875	9,901,591
	MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD	359,340	95,760,226	87,821,361
	MFO MFO CAP GUARDIAN INTL NON-US EQTY (FUND 003-05)	2,354,276	29,809,431	26,344,352
			135,495,532	124,067,304
	Preferred Stock:	Shares		
	ADR NEWS CORP LTD SPONSORED ADR REPSTG PFD LTD	63,000	1,647,875	1,666,980
	Other:	Shares		
	EQTY OFFICE PPTYS TR REIT	45,600	1,281,465	1,371,648
	EQTY RESDNTL PPTYS TR SH BEN INT	28,000	662,863	803,880
	STARWOOD HOTELS & RESORTS WORLDWIDE INC PAIRED CTF 1 CL B SH BEN INT STARWOOD	14,433	306,420	430,825
			2,250,748	2,606,353

* Represents party in interest to the Plan as defined by ERISA.

Schedule 1

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2001

EIN: 43-1781797

Plan 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date rate of interest, collateral par or maturity	(d) Cost	(e) Current value
Insurance Contracts:				
**	UBS WARBURG BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #3068,	6.69%	135,448,104	135,448,104
**	JP MORGAN BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #A SOLUTIA 02	6.69%	135,448,104	135,448,104
**	CHASE MANHATTAN BANK BENEFIT RESPONSIVE LIQUIDITY AGREEMENT, CONTRACT #435993	6.69%	135,448,103	135,448,103
			406,344,311	406,344,311
Participant Loans:				
*	Loans to participants	Interest Rates ranging from 6.00% to 9.50%.	16,930,806	16,930,806
Total Investments			1,256,021,144	1,174,155,804

* Represents party in interest to the Plan as defined by ERISA.

** The value of the Synthetic GIC Wrapper as of 12/31/01 is $12,205,838.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2001

Schedule 2

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

Schedule H - Item 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2001

EIN: 43-1781797
Plan 003

	(a) Identity of Party Involved	(b) Description of asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
*	The Northern Trust Company	Collective STIF	1,462	452,098,357	—	—	—	452,098,357	452,098,357	—
*	The Northern Trust Company	Collective STIF	1,558	—	450,375,376	—	—	450,375,376	450,375,376	—
	Fischer Francis Trees & Watts	MFO Fischer Francis Trees & Watts ST Fund	101	138,548,271	—	—	—	138,548,493	138,548,271	(222)
	Fischer Francis Trees & Watts	MFO Fischer Francis Trees & Watts ST Fund	137		131,876,000	—	—	131,875,324	131,876,000	676

* Represents a party-in-interest to the Plan.

EXHIBIT

INDEPENDENT AUDITORS' CONSENT

Solutia Inc.:

We consent to the incorporation by reference in the Registration Statements of Solutia, Inc. on Form S-8 (Nos. 333-34589 and 333-74465) of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of the Solutia Inc. Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

St. Louis, Missouri
June 26, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLUTIA INC. SAVINGS AND INVESTMENT PLAN

By: Sheila Feldman

Sheila Feldman, Chairman
Employee Benefits Plans Committee
Solutia Inc.

June 26, 2002